FORM 51-102F3
MATERIAL CHANGE REPORT

1.    Name and Address of Company
Ballard Power Systems Inc. (“Ballard” or the “Company”)
9000 Glenlyon Parkway
Burnaby, British Columbia
V5J 5J8
2.     Date of Material Change
November 27, 2020
3.     News Release
The news releases were disseminated on November 23, 24 and 27, 2020.
4.     Summary of Material Change
The Company has closed a bought deal offering (the "Offering") of 20,909,300 common shares of the Company (the "Common Shares"), sold at a price of US$19.25 per Common Share (the "Offering Price"), for aggregate gross proceeds US$402,504,025.
The Offering was made pursuant to an underwriting agreement dated November 24, 2020 (the "Underwriting Agreement") among the Company, National Bank Financial Inc. and Raymond James Ltd. (as joint bookrunners), Cormark Securities Inc. and TD Securities Inc. (collectively, the "Underwriters") pursuant to which the Underwriters agreed to purchase, on a bought deal basis, 18,182,000 Common Shares of the Company at the Offering Price of US$19.25 per Common Share for gross proceeds of US$350,003,500. The Underwriters were also granted an over-allotment option, which was exercised in full, to purchase from the Company an additional 2,727,300 Common Shares at the Offering Price for additional gross proceeds of US$52,500,525 to the Company.
5.1     Full Description of Material Change
On November 23, 2020, the Company entered into an agreement with the Underwriters, pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 12,988,000 Common Shares of the Company at the Offering Price of US$19.25 per Common Share for gross proceeds of US$250,019,000. The Underwriters had also been granted an over-allotment option, exercisable in whole or in part and from time to time, at any time until 30 days after the closing date of the Offering, to purchase from the Company up to an additional 1,948,200 Common Shares at the Offering Price for additional gross proceeds of up to US$37,502,850 to the Company. If the over-allotment option was exercised by the Underwriters in full, aggregate gross proceeds of the Offering would have been US$287,521,850.
Due to strong demand, the Company agreed with the Underwriters to increase the size of its previously announced US$250 million bought deal offering, and entered into the Underwriting Agreement with the Underwriters on November 24, 2020. Pursuant to the upsized deal terms of the Underwriting Agreement, the Underwriters agreed to purchase, on a bought deal basis, 18,182,000 Common Shares of the Company at the Offering Price of US$19.25 per Common Share for gross proceeds of US$350,003,500. The Underwriters were also been granted an over-allotment option, exercisable in whole or in part and from time to time, at any time until 30 days after the closing date of the Offering, to purchase from the Company up to an additional 2,727,300 Common Shares at the Offering Price for additional gross proceeds of up to US$52,500,525 to the Company. The over-allotment option was exercised by the Underwriters in full, resulting in aggregate gross proceeds to the Company of US$402,504,025 from the Offering. The Common Shares were offered in each of the provinces and territories of Canada, except Quebec, and the United States.

The Company filed the preliminary prospectus supplement on November 23, 2020 to its short form base shelf prospectus dated June 12, 2020 and filed a final prospectus supplement on November 24, 2020. The prospectus supplements were filed with the securities regulatory authorities in each of the provinces and territories of Canada, and the U.S. Securities and Exchange Commission (“SEC”) in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. The prospectus supplements are available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com and on the SEC's website at www.sec.gov.
The Company intends to use net proceeds of the Offering to further strengthen the balance sheet, thereby providing additional flexibility to fund its growth strategy, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.
The Offering closed on November 27, 2020.
5.2     Disclosure for Restructuring Transactions
Not applicable.
6.     Reliance on subsection 7.1(2) of National Instrument 51-102
This report is not being filed on a confidential basis.
7.     Omitted Information
Not applicable.
8.     Executive Officer
Kerry Hillier, Corporate Secretary
Telephone: (604) 454-0900
kerry.hillier@ballard.com
9.     Date of Report
November 30, 2020.